FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of April 2010.

Total number of pages: 47

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. UNAUDITED FINANCIAL STATEMENTS (U.S. GAAP)
RESULTS FOR THE YEAR ENDED MARCH 31, 2010 FROM APRIL 1, 2009 TO MARCH 31, 2010 CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2010
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

UNAUDITED FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE YEAR ENDED MARCH 31, 2010

FROM APRIL 1, 2009 TO MARCH 31, 2010

CONSOLIDATED

Released on April 26, 2010

NIDEC CORPORATION

Date of Directors’ meeting for financial results: April 26, 2010

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance (U.S. GAAP)

(1) Consolidated Results of Operations

	Yen in millions (except for per share amounts)
	Year ended March 31
	2010	2009
Net sales	¥587,459	¥610,803
Ratio of change from the same period of previous fiscal year	(3.8)%	(15.7)%
Operating income	78,342	52,015
Ratio of change from the same period of previous fiscal year	50.6%	(32.8)%
Income from continuing operations before income taxes	75,002	47,270
Ratio of change from the same period of previous fiscal year	58.7%	(26.2)%
Net income attributable to Nidec Corporation	51,961	28,353
Ratio of change from the same period of previous fiscal year	83.3%	(31.1)%
Net income attributable to Nidec Corporation per share -basic	¥373.04	¥197.42
Net income attributable to Nidec Corporation per share -diluted	¥373.04	¥194.12
Ratio of net income to shareholders’ equity attributable to Nidec Corporation	16.3%	9.2%
Ratio of income from continuing operations before income taxes to total assets	10.7%	6.9%
Ratio of operating income to net sales	13.3%	8.5%

Note: Equity in net income (loss) of affiliated companies:

¥(45) million for the year ended March 31, 2010

¥(48) million for the year ended March 31, 2009

(2) Consolidated Financial Position

	Yen in millions (except for per share amounts)
	March 31, 2010	March 31, 2009
Total assets	¥692,791	¥702,884
Total equity	401,531	357,687
Nidec Corporation shareholders’ equity	340,309	297,148
Nidec Corporation shareholders’ equity to total assets	49.1%	42.3%
Nidec Corporation shareholders’ equity per share	¥2,443.16	¥2,133.27

(3) Consolidated Results of Cash Flows

	Yen in millions
	Year ended March 31, 2010	Year ended March 31, 2009
Net cash provided by operating activities	¥90,080	¥66,231
Net cash (used in) provided by investing activities	(40,514)	(43,373)
Net cash (used in) provided by financing activities	(122,779)	81,874
Cash and cash equivalents at the end of year	¥123,309	¥200,966

2. Dividend Condition

	Yen
	Year ending March 31, 2011 (target)	Year ended March 31, 2010 (actual)	Year ended March 31, 2009 (actual)
Interim dividend per share	¥40.00	¥25.00	¥30.00
Year-end dividend per share	40.00	40.00	30.00
Annual dividend per share	80.00	65.00	60.00
Dividend declared for the year	-	¥9,054 million	¥8,530 million
Dividend payout ratio	17.7%	17.4%	30.4%
Dividend to Nidec Corporation shareholders’ equity	-	2.8%	2.8%

3. Forecast of Consolidated Financial Performance (for the year ending March 31, 2011)

	Yen in millions (except for per share amounts)
	Six months ending September 30, 2010	Year ending March 31, 2011
Net sales	¥310,000	¥660,000
Operating income	45,000	100,000
Income from continuing operations before income taxes	43,000	95,000
Net income attributable to Nidec Corporation	28,000	63,000
Net income attributable to Nidec Corporation per share - basic	¥201.02	¥452.29

4. Others

(1) Change in significant subsidiaries (changes in "Specified Subsidiaries" (Tokutei Kogaisha) accompanying changes in scope of consolidation) during this period: None

(2) Changes in accounting policies, procedures and presentation rules applied in the preparation of the consolidated financial statements

1. Changes due to revisions to accounting standards: Yes

2. Changes due to other reasons: Not applicable

Note: Please refer to “Changes Relating to the Basis for Preparing Consolidated Financial Statements” of "4. Unaudited Consolidated Financial Statements (U.S. GAAP)" on page 30 for detailed information.

(3) Number of shares issued (common stock)

1. Number of shares issued and outstanding at the end of each period:(including treasury stock)

145,075,080 shares at March 31, 2010

145,075,080 shares at March 31, 2009

2. Number of treasury stock at the end of each period:

5,784,406 shares at March 31, 2010

5,782,871 shares at March 31, 2009

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

139,291,456 shares for the year ended March 31, 2010

143,616,309 shares for the year ended March 31, 2009

Note: Please refer to “Earnings per share” of "4. Unaudited Consolidated Financial Statements (U.S. GAAP)" on page 33 for detailed information.

NON-CONSOLIDATED FINANCIAL STATEMENTS

Nidec Non-Consolidated Financial Performance

(1) Non-Consolidated Results of Operations (Japanese GAAP)

	Yen in millions (except for per share amounts)
	Year ended March 31
	2010	2009
Net sales	¥144,410	¥134,324
Ratio of change from the same period of previous fiscal year	7.5%	(29.0)%
Operating income	8,066	7,315
Ratio of change from the same period of previous fiscal year	10.3%	(47.7)%
Ordinary income	30,740	25,119
Ratio of change from the same period of previous fiscal year	22.4%	17.9%
Net income	31,667	21,669
Ratio of change from the same period of previous fiscal year	46.1%	0.7%
Net income per share - basic	¥227.34	¥150.88
Net income per share - diluted	¥227.34	¥148.27

(2) Non-Consolidated Financial Position (Japanese GAAP)

	Yen in millions (except for per share amounts)
	March 31
	2010	2009
Total assets	¥405,958	¥466,817
Net assets	237,777	212,584
Net assets to total assets	58.6%	45.5%
Net assets per share	¥1,707.05	¥1,526.17

Shareholders’ equity:

¥237,777 million for the year ended March 31, 2010

¥212,584 million for the year ended March 31, 2009

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

1. Overview of Business En vironment in Fiscal Year ended March 31, 2010

Due in part to the economic stimulus plans and monetary relaxation measures implemented by several major countries in response to the global recession, the global economy for the year ended March 31, 2010 ("this fiscal year") saw a mild recovery, especially in major developed countries in the first half of this fiscal year. China, South-East Asian countries and other newly emerging economies experienced a more rapid economic upturn in the second half of this fiscal year. As a result of customer demand increasing rapidly this fiscal year in newly emerging markets, we experienced a recovery in sales volume in our major electronic product businesses (e.g. small precision motors, and electronic and optical components) in the first half of this fiscal year, followed by a recovery in demand in our machinery, mid-size motor, and other businesses (e.g., automobile components) in the second half of this fiscal year.

We viewed the recession as an opportunity to fundamentally reform the Group profit structure, and are in the process of implementing a WPR™ project (double profit ratio = profit ratio doubling project) with an aim to becoming a “new Nidec Group.” In anticipation of the arrival of a new age of brushless motors, we placed our main focus on managing our business operations based on core concepts intended to ensure that we will be in a leading position to adopt and implement growth-oriented business strategies. Our Group-wide efforts to increase sales by actively developing new products, markets, and customers were based on the four key phrases, “energy-saving,” “eco-friendly,” “light, thin, short, and small,” and “half-price.” These efforts led to further progress in the Group-wide, WPR™ Project-based profitability reform, as described below:

(i) Although net sales for this fiscal year recovered only to an approximately 81% level as compared to the fiscal year ended March 31, 2008 when we recorded our record-high net sales, we achieved record-high operating income, income from continuing operations before income taxes and net income attributable to Nidec Corporation in this fiscal year.

In light of these results, the year-end dividend will be ¥40.0 per share. As a result, together with the interim dividend of ¥25.0 per share, the full-year dividend will be ¥65.0 per share, an increase of ¥5.0 from the fiscal year ended March 31, 2009 ("the previous fiscal year").

Compared to the previous fiscal year, operating income, income from continuing operations before income taxes, and net income attributable to Nidec Corporation each increased over 50% for this fiscal year. In particular, the net income attributable to Nidec Corporation for this fiscal year increased approximately 83% compared to the previous fiscal year.

(ii) Net sales for the three months ended March 31, 2010 was approximately 88% of the highest net sales recorded in any prior quarter, which was previously recorded for the three months ended September 30, 2008, shortly prior to the economic crisis. The three months ended March 31, 2010 was the second consecutive quarter in which we achieved record-high quarterly operating income, income from continuing operations before income taxes, and net income attributable to Nidec Corporation. Our operating income ratio also improved to 15.9% for the three months ended March 31, 2010.

WPR was named by Shigenobu Nagamori of NIDEC CORPORATION based on his unique business management method in 2008.

WPR™ is a trademark of NIDEC CORPORATION in Japan.

WPR© Shigenobu Nagamori NIDEC CORPORATION 2008

(iii) Operating income of Nidec Group’s six listed consolidated subsidiaries in Japan, namely, Nidec Sankyo, Nidec Copal, Nidec Copal Electronics, Nidec Tosok, Nidec Servo, and Nidec-Read, all exceeded their forecasts for this fiscal year.

Notes 1: The largest amounts we have recorded for a full fiscal year are: operating income of ¥77,397 million for the fiscal year ended March 31, 2008, income from continuing operations before income taxes of ¥67,437 million for the fiscal year ended March 31, 2007, and net income attributable to Nidec Corporation of ¥41,156 million for the fiscal year ended March 31, 2008.

Notes 2: The largest amounts we have recorded for a fiscal quarter are: operating income of ¥23,516 million, income from continuing operations before income taxes of ¥25,299 million, and net income attributable to Nidec Corporation of ¥16,315 million for the three months ended December 31, 2009, respectively.

2. Consolidated Operating Results

(Consolidated Operating Results for the Fiscal Year ended March 31, 2010)

Consolidated net sales decreased approximately ¥23,300 million, or 3.8%, to ¥587,459 million for the fiscal year ended March 31, 2010 ("this fiscal year") compared to the previous fiscal year ended March 31, 2009 ("the previous fiscal year"). Operating income increased approximately ¥26,300 million, or 50.6%, to ¥78,342 million for this fiscal year, which is our record-high operating income for any fiscal year. Our operating income ratio increased approximately 5 percentage points to 13.3% for this fiscal year, which is also our record-high operating income ratio for any fiscal year.

<Summary of net sales and operating income by product category for this fiscal year>

Small precision motors: Both net sales and operating income increased compared to the previous fiscal year. Operating income for this fiscal year increased approximately ¥26,400 million compared to the previous fiscal year, which exceeded the increase in total operating income of all product categories for the same period. The contribution of operating income attributable to small precision motors is the main reason for the improvement of our overall operating results for this fiscal year.

Mid-size motors and Electronic and optical components: For this fiscal year, net sales of these two product categories respectively decreased, but operating income of these product categories increased, compared to the previous fiscal year.

Machinery: Both net sales and operating income decreased for this fiscal year compared to the previous fiscal year.

Other business: Both net sales and operating income increased for this fiscal year compared to the previous fiscal year.

We acquired Nidec Sole Motor Corporation S.R.L. and SC WADO Co., Ltd. during the three months ended March 31, 2010, and these two companies became our consolidated subsidiaries.

Income from continuing operations before income taxes increased approximately ¥27,700 million, or 58.7%, to ¥75,002 million for this fiscal year compared to the previous fiscal year. This was due to decreases in interest expenses and foreign exchange losses (largely consisting of losses resulting from the revaluation of foreign-currency denominated assets) compared to the previous fiscal year and a gain from marketable securities for this fiscal year compared to a loss on marketable securities for the previous fiscal year. Net income attributable to Nidec Corporation also increased ¥23,600 million, or 83.3%, to ¥51,961 million for this fiscal year compared to the previous fiscal year. As a result, for this fiscal year, we achieved record-high operating income, income from continuing operations before income taxes and net income attributable to Nidec Corporation for any fiscal year.

Net sales, operating income, income from continuing operations before income taxes and net income attributable to Nidec Corporation for this fiscal year exceeded our revised forecast announced on January28, 2010 by approximately ¥17,500 million, ¥11,300 million, ¥12,000 million and ¥12,000 million, or 3%, 17%, 19% and 30%, respectively.

(Operating Results by Product Category for the Fiscal Year ended March 31, 2010)

Small precision motors-

Net sales of small precision motors increased approximately ¥16,100 million, or 5%, to ¥330,160 million for the fiscal year compared to the previous fiscal year. Operating income of small precision motors increased approximately ¥26,400 million to ¥62,470 million for the fiscal year compared to the previous fiscal year. Operating income ratio of small precision motors for this fiscal year was 18.9%, a 7.4 percentage point increase from the previous fiscal year, reflecting the improved profitability under the WPR™ Project.

Unit shipments and sales of our spindle motors for hard disc drives ("HDDs") for this fiscal year increased approximately 32% and 12%, respectively, compared to the previous fiscal year. The average unit price of spindle motors for HDDs on a Japanese yen basis and on a U.S. dollar basis for this fiscal year decreased 15% and 8%, respectively, compared to the previous fiscal year. Customer demand for our spindle motors for HDDs significantly increased during this fiscal year compared to the previous fiscal year, with our unit shipments of spindle motors for 2.5-inch and 3.5-inch HDDs increasing approximately 41% and 27%, respectively. Demand for spindle motors for 2.5-inch HDDs has continued to increase significantly since the beginning of this fiscal year.

Net sales of other small precision brushless DC motors increased approximately 3%, compared to the previous fiscal year, and net sales of brushless DC fans decreased approximately 13%, for this fiscal year compared to the previous fiscal year. Unit shipments and sales of other small precision brushless DC motors by Nidec Corporation and its direct-line subsidiaries increased approximately 34% and 13%, respectively, for the same period. The average unit price of other small precision brushless DC motors on a U.S. dollar basis for this fiscal year decreased approximately 8% compared to the previous fiscal year. Unit shipments and sales of brushless DC fans by Nidec Corporation and its direct-line subsidiaries decreased approximately 1% and 13%, respectively, for the same period mainly due to the further appreciation of the Japanese yen against the U.S. dollar and the decrease in the average unit price resulting from changes in our product mix.

Mid-size motors-

Net sales of mid-size motors decreased approximately ¥3,800 million, or 5%, to ¥73,381 million for the fiscal year compared to the previous fiscal year. Operating loss of mid-size motors decreased approximately ¥100 million to ¥430 million for the fiscal year compared to the previous fiscal year. On a quarterly basis, we recorded operating income for the three months ended March 31, 2010 after recording operating losses for the past six consecutive fiscal quarters.

Although sales of mid-size motors for automobiles by Nidec Corporation and its direct-line subsidiaries for this fiscal year increased approximately 18% compared to the previous fiscal year, sales of mid-size motors by Nidec Motors & Actuators decreased approximately 10% for the same period primarily due to the appreciation of the Japanese yen against the U.S. dollar and Euro and the negative effects of the recession in the United States and Europe.

Nets sales of mid-size motors for home appliances and industrial use also decreased approximately 8% for this fiscal year compared to the previous fiscal year. The amount of net sales for the fiscal year included ¥3,000 million of sales at Nidec Sole Motor S.R.L. and its subsidiary, which became our consolidated subsidiaries in January 2010. Excluding the sales impact of these newly consolidated subsidiaries, net sales of mid-size motors for home appliances and industrial use for this fiscal year decreased approximately 15% compared to the previous fiscal year primarily due to the appreciation of the Japanese yen against the U.S. dollar.

Operating income of mid-size motors for automobiles for the fiscal year was negatively impacted by an increase in our research and development expenses for mid-size motors for electric vehicles ("EV") and hybrid electric vehicles ("HEV"), and an increase in our investments in anticipation of a shift in demand for brushless mid-size motors.

Machinery-

Net sales of machinery decreased approximately ¥21,500 million, or 31%, to ¥47,966 million for this fiscal year compared to the previous fiscal year. This decrease, which represents the largest rate of decrease among all of our product categories, was mainly due to stagnant capital investments by our customers globally.

While operating income of each of the other product categories increased for the same period, operating income of machinery decreased approximately ¥2,800 million, or 32%, to ¥5,855 million for this fiscal year compared to the previous fiscal year. Operating income ratio of machinery for the three months ended March 31, 2010 improved to 17.7%, while the same ratio for the fiscal year was 12.2%. The improvement in operating income ratio for the three months ended March 31, 2010 was due mainly to increasing capital investments in China starting in the second half of this fiscal year.

Sales at Nidec Sankyo of such products as LCD panel handling robots and card readers decreased approximately ¥10,500 million, or 33%, and sales at Nidec Copal, Nidec-Read, Nidec-Shimpo and Nidec Tosok also decreased approximately ¥3,900 million, ¥2,600 million, ¥2,300 million and ¥1,000 million, respectively, for this fiscal year compared to the previous fiscal year. Operating income of these five companies decreased for the same period. Nidec-Kyori recorded operating income related to machinery for this fiscal year compared to an operating loss for the previous fiscal year.

Electronic and optical components-

Net sales of electronic and optical components decreased approximately ¥15,400 million, or 13%, to ¥107,173 million for this fiscal year compared to the previous fiscal year. Operating income of electronic and optical components increased approximately ¥1,600 million, or 17%, to ¥10,865 million for the same period. Sales at Nidec Sankyo and its subsidiaries of electronic and optical components decreased approximately ¥5,400 million, or 15%, for this fiscal year compared to the previous fiscal year. Electronic component sales at Nidec Copal and sales at Nidec Copal Electronics of such products as circuit components and censors, decreased approximately ¥4,200 million and ¥3,700 million, or 7% and 13%, respectively, for this fiscal year compared to the previous fiscal year.

The increase in operating income related to electronic and optical components was primarily due to increases in operating income at Nidec Sankyo and Nidec Copal, although sales at these companies decreased. Operating income at Nidec Copal Electronics decreased for this fiscal year compared to the previous fiscal year.

Other products-

Net sales of other products increased approximately ¥1,200 million, or 4%, to ¥28,779 million for the fiscal year compared to the previous fiscal year. Operating income of other products increased approximately ¥1,400 million, or 73%, to ¥3,350 million for the fiscal year compared to the previous fiscal year. Sales of automotive parts at Nidec Tosok increased approximately ¥3,600 million, or 21%, for the same period. Net sales of pivot assemblies and other sales related to services decreased for this fiscal year compared to the previous fiscal year.

Operating income of other products at Nidec Tosok increased for this fiscal year compared to the previous fiscal year.

(Consolidated Operating Results for the Three Months ended March 31, 2010 compared to the Three Months ended December 31, 2009)

Consolidated net sales increased approximately ¥13,900 million, or 9.1%, to ¥166,325 million for the three months ended March 31, 2010 ("this 4Q") compared to the three months ended December 31, 2009 ("this 3Q").

Operating income increased approximately ¥3,000 million, or 12.7%, to ¥26,505 million for this 4Q compared to this 3Q. Operating income for this 4Q represents our record-high operating income recorded for the second consecutive quarters. Operating income ratio increased 0.5 percentage point to 15.9% for this 4Q compared to this 3Q, which was also our record-high operating income ratio. Net sales and operating income of small precision motors, mid-size motors, machinery and electronic and optical components for this 4Q increased compared to this 3Q, respectively. With respect to mid-size motors, we recorded operating income for this 4Q following operating losses being recorded for the previous six consecutive fiscal quarters.

Income from continuing operations before income taxes and net income attributable to Nidec Corporation increased approximately ¥1,900 million and ¥5,500 million to ¥27,229 million and 21,858 million, respectively, for this 4Q compared to this 3Q.

(Operating Results by Product Category for the Three Months ended March 31, 2010 compared to the Three Months ended December 31, 2009)

Small precision motors-

Net sales of small precision motors increased approximately ¥1,700 million, or 2%, to ¥86,724 million for this 4Q compared to this 3Q. Operating income of small precision motors decreased approximately ¥300 million, or 2%, to ¥18,039 million for this 4Q compared to this 3Q. Operating income ratio of small precision motors was 20.8% for this 4Q. Net sales, unit shipments, average unit price on a Japanese yen basis and the average unit price on a U.S. dollar basis of our small precision motors for HDDs for this 4Q remained at similar levels to this 3Q, respectively. Unit shipments of our small precision motors for 3.5-inch HDDs and 2.5-inch HDDs for this 4Q also remained at similar levels to this 3Q, respectively.

Net sales of other small precision brushless DC motors and brushless DC fans for this 4Q increased approximately 1% and 4%, respectively, compared to this 3Q. Sales of other small precision brushless DC motors and brushless DC fans by Nidec Corporation and its direct-line subsidiaries for this 4Q increased approximately 1% and 3%, respectively, compared to this 3Q

Mid-size motors-

Net sales of mid-size motors increased approximately ¥5,500 million, or 30%, to ¥23,507 million for this 4Q compared to this 3Q. We recorded an operating income of ¥463 million for this 4Q, compared to an operating loss of ¥34 million for this 3Q. The increase of ¥5,500 million in net sales includes ¥3,000 million of sales attributable to Nidec Sole Motor Corporation S.R.L. and its subsidiary, which became our consolidated subsidiaries in January 2010. Excluding the impact of this newly consolidated subsidiaries, the increase in net sales was primarily due to increases in sales of mid-size motors for automobiles by Nidec Corporation and its direct-line subsidiaries, mid-size motors by Nidec Motors&Actuators and mid-size motors by Nidec Techno Motors and its subsidiaries, in each case increasing approximately ¥600 million, ¥900 million and ¥1,000 million, respectively, for this 4Q.

Operating income of mid-size motors at Nidec Corporation and Nidec Techno Motors each increased ¥200 million for this 4Q compared to this 3Q.

Machinery-

Net sales of machinery increased approximately ¥6,700 million, or 55%, to ¥18,895 million for this 4Q compared to this 3Q. Operating income of machinery increased ¥1,500 million, or 77%, to ¥3,348 million for this 4Q compared to this 3Q. Our operating income ratio for machinery improved to 17.7%.

Sales at Nidec Sankyo of such products as LCD panel handling robots increased approximately ¥4,700 million, or 92%, and sales at Nidec-Read, Nidec Copal, Nidec-Shimpo and Nidec-Kyori increased approximately ¥900 million, ¥500 million, ¥400 million and ¥300 million, respectively, for this 4Q compared to this 3Q.

Nidec Tosok recorded an operating income of machinery for this 4Q compared to an operating loss for this 3Q, and operating income at all of our group companies relating to machinery increased for this 4Q compared to this 3Q.

Electronic and optical components-

Net sales of electronic and optical components increased ¥73 million to ¥28,984 million for this 4Q compared to this 3Q. Operating income of electronic and optical components increased approximately ¥600 million, or 19%, to ¥3,991 million for this 4Q compared to this 3Q.

Sales at Nidec Copal Electronics of such products as circuit components and censors, increased for this 4Q compared to this 3Q, and sales at Nidec Sankyo and its subsidiaries decreased for this 4Q compared to this 3Q.

Operating income at Nidec Copal Electronics and Nidec Copal increased for this 4Q compared to this 3Q, respectively.

Other products-

Net sales of other products decreased ¥14 million to ¥8,215 million for this 4Q compared to this3Q. Operating income of other products increased approximately ¥400 million, or 34%, to ¥1,450 million for this 4Q compared to this 3Q.

Sales and operating income at Nidec Tosok of such products as automotive parts increased for this 4Q compared to this 3Q, while sales relating to services decreased for this 4Q compared to this 3Q.

(2) Financial Position

Total assets decreased approximately ¥10,100 million to ¥692,791 million as of March 31, 2010 from March 31, 2009. This decrease was mainly due to a decrease of approximately ¥77,700 million in cash and cash equivalents, which was offset by increase of approximately ¥39,900 million in trade accounts receivables and an increase of approximately ¥11,600 million in tangible fixed assets.

With respect to liabilities, short-term borrowings decreased approximately ¥105,900 million to approximately ¥115,500 million as of March 31, 2010 from March 31, 2009. Trade notes and accounts payables increased approximately ¥38,700 million as of Mach 31, 2010 from March 31, 2009. The debt ratio (which is the ratio of the total of "short-term borrowings," "current portion of long-term debt" and "long-term debt" to total assets) decreased to 17.1% as of March 31, 2010 from 32.1% as of March 31, 2009.

Nidec Corporation shareholders’ equity increased approximately ¥43,200 million to approximately ¥340,300 million as of March 31, 2010 from March 31, 2009 mainly due to an increase in retained earnings of approximately ¥44,300 million between March 31, 2010 and March 31, 2009.

Nidec Corporation shareholders' equity to total assets was 49.1% as of March 31, 2010 and 42.3% as of March 31, 2009.

Cashflows-

Cash flow from operating activities for the year ended March 31, 2010 ("this fiscal year") was an inflow of ¥90,080 million. Compared to the fiscal year ended March 31, 2009 ("the previous fiscal year"), the cash inflow from operating activities for this fiscal year increased approximately ¥23,800 million. This increase was mainly due to an increase in consolidated net income for this fiscal year compared to the previous fiscal year.

Cash flow from investing activities for this fiscal year was an outflow of ¥40,514 million. Compared to the previous fiscal year, the cash outflow decreased approximately ¥2,900 million mainly due to a decrease in additions to property, plant and equipment and a decrease in purchases of marketable securities, partially offset by an increase in acquisitions of business, net of cash acquired.

Our free cash flow, which is calculated by subtracting cash flow from investing activities from cash flow from operating activities, for this fiscal year was approximately ¥49,600 million.

Cash flow from financing activities for the fiscal year was an outflow of ¥122,779 million, compared to a cash inflow for the previous fiscal year. The cash outflow for the fiscal year reflects an outflow of approximately ¥109,100 million to reduce our short-term borrowings compared to the cash inflow of approximately ¥1,539 million for the previous fiscal year.

The balance of cash and cash equivalents as of March 31, 2010 was ¥123,309 million, a decrease of ¥77,657 million from March 31, 2009.

	As of March 31, 2008	As of March 31, 2009	As of March 31, 2010
Shareholders’ equity to total assets	47.6%	42.3%	49.1%
Total market value of Nidec's shares (*1) to total assets	132.3%	87.2%	201.5%
Interest-bearing liabilities (*2) to net cash provided by operating activities	1.1	3.4	1.3
Interest coverage ratio (*3)	37.9	46.0	127.6

Notes:

*1. Total market value: closing stock price at fiscal year end multiplied by a number of shares issued and outstanding at fiscal year end (excluding treasury stock).

*2. Interest-bearing liabilities: total amount of "short-term borrowings", "current portion of long-term debt" and "long-term debt" in the consolidated balance sheet.

*3. Interest coverage ratio: net cash provided by operating activities divided by "interest payments" during a fiscal year.

(3) Dividend Policy

Based on the viewpoint that “shareholders own the company”, Nidec aims to maximize shareholder value by achieving higher growth, profit and stock prices over the long-term with a vision that enables Nidec to effectively respond to the constantly changing business environment. Nidec seeks to distribute its profits to shareholders through regular dividend payments, Nidec is aiming to further increase its dividend payment to around 30% of our consolidate net income subject to improvements in our consolidated net income.

Reserves are used to strengthen our management structure and expand our business to improve profitability.

<Notification of an increase in dividends>

We have determined the year-end dividend to be ¥40.0 per share for the fiscal year ended March 31, 2010. As a result, together with the interim dividend of ¥25.0 per share, the full-year dividend will be ¥65.0 per share, an increase of ¥5.0 from the fiscal year ended March 31, 2009. The dividend payout ratio, which is obtained by dividing dividend declared for the year by net income attributable to Nidec Corporation , for this fiscal year is approximately 17%.

Our current dividend forecast for the year ending March 31, 2011 is a full-year dividend of ¥80.0 per share (an interim dividend of ¥40.0 per share and a year-end dividend of ¥40.0 per share), an increase of ¥15.0 per share compared to the full-year dividend for the fiscal year ended March 31, 2010. Based on this forecast, the dividend payout ratio for the fiscal year ending March 31, 2011 is expected to be approximately 18%.

(4) Risk factors

The risk factors that we are recognizing as of March 31, 2010 are as follows.

(1) Our customer base is highly concentrated, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products.

(2) We mainly depend on the computer industry for sales of our products, and our business may be adversely affected by a decline in the computer market.

(3) We are facing downward pricing pressure in our main product markets, and price declines could reduce our revenues and gross margins.

(4) If our third party suppliers experience capacity constraints or production failures, our production could be significantly harmed.

(5) We face aggressive competition both in the spindle motor market and in the markets into which we are attempting to expand our business, which could have a material adverse effect on our business and results of operations.

(6) We may be unable to commercialize customized products that satisfy customers’ needs, or our customers may be unable to commercialize products that incorporate our products, in a timely manner and in sufficient quantities, which could damage our reputation and reduce sales.

(7) We could experience losses or damage to our reputation if any of the end-products in which our motors or other products are incorporated malfunctions, causing damage to persons, property or data.

(8) We rely on production in developing countries which may become politically or economically unstable and face risks affecting international operations.

(9) Our operating results may fluctuate significantly because of a number of factors, many of which are beyond our control.

(10) Because our production and inventory are planned in advance of anticipated customer demand, and our operating expenses are relatively fixed, we may be unable to respond quickly if actual demand is significantly smaller than projected.

(11) Our growth has been based in part on acquisitions, of or investments in other companies, and our future growth could be adversely affected if we make acquisitions or investments that fail to achieve their intended benefits, or if we are unable to find suitable acquisition or investment targets.

(12) Our growth places strains on our managerial, operational and financial resources.

(13) We rely on our founder, President and CEO, Mr. Shigenobu Nagamori, the loss of whom could have a material adverse effect on our business.

(14) Any material failure to successfully achieve our corporate objectives or business strategies due to changes in the economic environment or otherwise may have an adverse impact on our reputation and business.

(15) We rely on monthly financial data from operating segments that are not prepared on a U.S. GAAP basis and are not comparable between segments, which potentially reduces the usefulness of this data to us in making management decisions.

(16) We are subject to various laws and regulations, and our failure to comply may harm our business.

(17) We have experienced and may in the future experience difficulties implementing effective internal controls over financial reporting.

(18) We could be harmed by litigation involving patents and other intellectual property rights.

(19) Leaks of confidential information may adversely affect our business.

(20) For our business to continue effectively, we will need to attract and retain qualified personnel.

(21) Losses relating to our pension plans and a decline in returns on our plan assets may negatively affect our results of operations and financial condition.

(22) If our goodwill and long-lived assets become impaired, we may be required to record impairment charges, which may adversely affect our financial results.

(23) Our results of operations will be negatively affected if we are required to reduce our deferred tax assets.

(24) Because our sales to overseas customers are denominated predominantly in U.S. dollars, we are exposed to exchange rate risks that could harm our results of operations.

(25) Interest rate fluctuations may adversely affect our financial condition.

(26) An unexpected drastic decline in the global economies may result in reduced demand for our products.

(27) Our ability to collect on our accounts receivable may be adversely affected by our customers’ worsening conditions.

(28) Decreases in the value of Japanese or foreign stocks may adversely affect our financial results.

(29) If our access to liquidity and capital is restricted, our business could be harmed.

(30) A substantial number of our shares of common stock are eligible for future sale, and the sale of these shares may cause our stock price to decline, even if our business is doing well.

The foregoing risk factors were identified based on information available at the time of this announcement, and do not contain all of the information that may be important to you. For more information about the significant risks and other key factors that should be considered, please see our annual report on Form 20-F, reports on Form 6-K and other current disclosures that we have publicly released.

(5) Business Forecasts for the Fiscal Year ending March 31, 2011

We anticipate that the rapid growth of the emerging economies that led the economic recovery in the second half of the fiscal year ended March 31, 2010 will continue in the first half of the fiscal year ending March 31, 2011. Based on this expectation, we believe  the markets will continue to focus on business trends represented by the four key phrases, namely, “energy-saving,” “eco-friendly,” “light, thin, short, and small,” and “half-price”). Capital investments by companies, which have been stagnant, are expected to return to gradual growth. In the mean time, downward pricing pressure caused by the increasingly fierce price competition is expected to persist. On the other hand, as a result of the global economic recovery and the rising demand in emerging economies, the increase in raw material prices, and the labor shortage and the labor cost increase in China and Asian regions, are expected to pose a more serious concern, and the regulatory risks relating to taxation, currency exchange and labor may increase.

Amid these circumstances, to successfully seize the opportunities created by the recovering economic environment and to increase sales and profits compared to the previous fiscal year, we intend to shift our focus to growth and implement several growth strategies, building on our improved profit structure established through the WPR™ (double profit ratio = profit ratio-doubling) project.

Forecast of consolidated results for the fiscal year ending March 31, 2011

Net sales	¥660,000 million	(Up 12.3% from the previous fiscal year)
Operating income	¥100,000 million	(Up 27.6% from the previous fiscal year)
Income from continuing operations before income taxes	¥95,000 million	(Up 26.7% from the previous fiscal year)
Net income attributable to Nidec Corporation	¥63,000 million	(Up 21.2% from the previous fiscal year)

(Forecast of consolidated results for the six months ending September 30, 2010)

Net sales	¥310,000 million	(Up 15.4% from the same period of the previous fiscal year)
Operating income	¥45,000 million	(Up 58.9% from the same period of the previous fiscal year)
Income from continuing operations before income taxes	¥43,000 million	(Up 91.3% from the same period of the previous fiscal year)
Net income attributable to Nidec Corporation	¥28,000 million	(Up 103.1% from the same period of the previous fiscal year)

Note:

The exchange rate used for the preparation of the foregoing forecasts is US$1 = ¥90. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming this U.S. dollar-Japanese yen exchange rate.

<

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec and its group companies (the "Nidec Group"). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "i ntend," "plan," "forecast" or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group's ability to design, develop, mass produce and win acceptance of its products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group's assets and liabilities are denominated, (iv) the Nidec Group's ability to acquire and successfully integrate companies with complementary technologies and product lines, (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing or other operations, and (vi) the risks identified above.

2. The Nidec Group

The Nidec Group is comprised of Nidec Corporation (“Nidec”), 141 consolidated subsidiaries and one affiliated company. The Nidec Group specializes in the business of “everything that spins and moves” with a focus on motors and other drive technology products as well as products, equipment, parts and components that incorporate drive technologies. The Nidec Group’s core product categories include: Small precision motors, Mid-size motors, Machinery, Electronic and Optical components and Automobiles components. The principal business activities in each of these product categories are carried out in the areas of product development, manufacturing and sales, distribution and other services both in Japan and overseas.

The business activities of Nidec and the Nidec Group’s principal consolidated subsidiaries are as follows:

Product Category	Production or Sales	Principal Companies
Spindle motors for HDDs	Production	Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec Subic Philippines Corporation, Nidec (Zhejiang) Corporation
Small precision DC motors	Production

Nidec (Dalian) Limited,

Nidec (Dong Guan) Limited,

Nidec Sankyo Corporation,

Nidec Sankyo (H.K.) Co., Ltd.,

Nidec Sankyo Electronics (Dong Guan) Corporation,

Nidec Servo Corporation,

Nidec Copal Corporation,

Nidec Copal (Vietnam) Co., Ltd.

Small precision fans	Production	Nidec (Dalian) Limited, Nidec (Dong Guan) Limited, Nidec Vietnam Corporation, Nidec Servo Corporation
Parts and materials	Production

Nidec Electronics (Thailand) Co., Ltd.,

Nidec Philippines Corporation,

Nidec Subic Philippines Corporation,

Nidec (Zhejiang) Corporation,

Nidec Precision (Thailand) Co., Ltd.,

Nidec Precision Philippines Corporation,

P.T. Nidec Indonesia,

Nidec Brilliant Co., Ltd.,

Nidec Brilliant Precision (Thailand) Co., Ltd.,

Nidec Bearing (Thailand) Co., Ltd.

Small precision motors	Sales

Nidec Corporation,

Nidec Singapore Pte. Ltd.,

Nidec (H.K.) Co., Ltd.,

Nidec Taiwan Corporation,

Nidec Electronics (Thailand) Co., Ltd.,

Nidec Philippines Corporation,

Nidec (Dalian) Limited,

Nidec (Dong Guan) Limited,

Nidec Copal Corporation,

Nidec Sankyo Corporation,

Nidec Sankyo (H.K.) Co., Ltd.,

Nidec Servo Corporation,

Japan Servo Motors Singapore Pte. Ltd.

For office automation equipment and home electric appliances OA	Production

Nidec Shibaura Corporation,

Nidec Power Motor Corporation,

Nidec Shibaura (Zhejiang) Co., Ltd.,

Nidec Shibaura Electronics (Thailand) Co., Ltd.,

Nidec Sole Motor Corporation S.R.L,

Nidec Sole Motor Hungary K.F.T

For automobiles	Production

Nidec Corporation,

Nidec Automotive Motor (Zhejiang) Corporation,

Nidec Motors & Actuators (Germany) GmbH,

Nidec Motors & Actuators (Mexico) S. de R.L. de C.V.,

Nidec Motors & Actuators (Poland) Sp. z o.o

Mid-size Motors	Sales

Nidec Corporation,

Nidec Electronics GmbH,

Nidec Shibaura Corporation,

Nidec Power Motor Corporation,

Nidec Shibaura (Zhejiang) Co., Ltd.,

Nidec Shibaura Electronics (Thailand) Co., Ltd.,

Nidec Motors & Actuators (Germany) GmbH,

Nidec Motors & Actuators (Mexico) S. de R.L. de C.V.,

Nidec Motors & Actuators (Poland) Sp. z o.o,

Nidec Sole Motor Corporation S.R.L,

Nidec Sole Motor Hungary K.F.T

Power transmission drives	Production	Nidec-Shimpo Corporation, Nidec-Shimpo (Zhejiang) Corporation
Factory automation - related equipment	Production

Nidec Sankyo Corporation,

Nidec Copal Corporation,

Nidec-Shimpo Corporation,

Nidec Tosok Corporation,

Nidec-Kyori Corporation,

Nidec-Read Corporation,

Nidec Machinery Corporation,

Nidec-Shimpo (Zhejiang) Corporation

Machinery	Sales	Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation, Nidec Sankyo (H.K.) Co., Ltd.
Electronic components	Production	Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Copal (Zhejiang) Co., Ltd., Fujisoku Corporation
Optical components	Production	Nidec Copal Corporation, Nidec Sankyo Corporation, Nidec Nissin Corporation, Nidec Copal Precision Parts Corporation, Nidec Copal (Thailand) Co., Ltd., Nidec Copal (Zhejiang) Co., Ltd.
Electronic and Optical components	Sales

Nidec Copal Corporation,

Nidec Sankyo Corporation,

Nidec Copal Electronics Corporation,

Nidec Nissin Corporation,

Nidec Copal (Thailand) Co., Ltd.,

Nidec Copal (Zhejiang) Co., Ltd.,

Nidec Copal Hong Kong Co., Ltd.

Pivot assemblies	Production and Sales	Nidec Singapore Pte. Ltd., P.T. Nidec Indonesia
Musical Movements	Production and Sales	Nidec Sankyo Shoji Corporation
Automobile parts	Production	Nidec Tosok Corporation, Nidec Tosok (Vietnam) Co., Ltd.
	Sales	Nidec Tosok Corporation
Services, etc.		Nidec Total Service Corporation, Nidec Logistics Corporation

Nidec prepares its consolidated financial statements in accordance with U.S. GAAP, and its scope of consolidation is determined in accordance with U.S. GAAP. Nidec’s operating segments comprise a total of 14 segments in accordance with the Accounting Standards Codification No. 280, “Segment Reporting” (formerly SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”). Operating Segments are components of an enterprise regularly used by the enterprise’s top decision-makers in making business decisions and assessing performance. Reportable segments consist of one or more operating segments aggregated on the basis of economic similarity and materiality.

Our operating segments are as follows.

The NCJ segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drive motors, DC motors, fans and mid-size motors.

The NET segment comprises Nidec Electronics (Thailand) Co., Ltd. and Nidec Precision (Thailand) Co., Ltd., subsidiaries in Thailand, which primarily produce and sell hard disk drive motors.

The NCC segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China excluding mid-size motors businesses, which primarily produces and sells DC motors and fans.

The NCS segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily sells hard disk drive motors, DC motors, fans and pivot assemblies.

The NCH segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, which primarily sells hard disk drive motors, DC motors and fans.

The NCF segment comprises Nidec Philippines Corporation and Nidec Precision Philippines Corporation, subsidiaries in the Philippines, which primarily produce and sell hard disk drive motors.

The NSNK segment comprises Nidec Sankyo Corporation., a subsidiary in Japan, which primarily produces and sells DC motors, machinery, and optical components.

The NCPL segment comprises Nidec Copal Corporation, a subsidiary in Japan, which primarily produces and sells electronic and optical components, and machinery.

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automobile parts and machinery.

The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, which primarily produces and sells electronic components.

The NSRV segment comprises Nidec Servo Corporation, a subsidiary in Japan, which primarily produces and sells DC motors, fans and other small precision motors.

The NTMC segment comprises Nidec Techno Motor Holdings Corporation and other subsidiaries in Japan, China and Thailand, which primarily produce and sell mid-size motors.

The NMA segment comprises Nidec Motors & Actuators (Germany) GmbH and other subsidiaries of Europe, North America and China which primarily produce and sell motors for automobiles.

Notes:

1. We have changed our segment reporting in line with the changes we made in our management decision-making process during this fiscal year ended March 31, 2010, as follows:

1) We integrated the operations in China previously included in the "NCD" segment, other than the DC motors and fans operations, and the in-car motors operations previously included in the "All Others" segment, into the "NMA" segment.

2) We reorganized the operations of the "NSBC" segment relating to mid-size motors for home appliances, and the operations previously included in the "All Others" segment relating to mid-size motors for industrial use, into the "NTMC" segment.

2. The NSCJ and NNSN segments are no longer reported as reportable segments and are included in the All Other segment in the current period due to their immateriality.

3. Management Policies

(1) Fundamental policies

Nidec aims to reach the No. 1 position in the world of comprehensive drive technology, specialized in the business of “everything that spins and moves” with a focus on motors.

Nidec seeks to uphold the following three management goals and principles:

1. Provide employment opportunities based on healthy business growth,

2. Supply universally desired, indispensable products for the common good, and

3. Pursue the No. 1 position in all that we undertake.

Nidec and its group companies aim to maximize shareholder value and meet the expectations of shareholders by achieving higher growth, profit and stock prices, over the long-term.

(2) Management Targets

In light of the drastic changes in the economic environment caused by the recent global recession, we have reviewed our management targets, and have established new medium-term group-wide targets of ¥1 trillion in consolidated net sales and ¥100 billion in consolidated operating income. As targets relating to profitability, we also aim to achieve and maintain a operating income ratio of 20% and an ROE (return on equity) of 15%.

(3) Mid- to Long-term Management Strategies

(i) Growth Strategies through Developing New Products, Expanding into New Markets, and Gaining New Customers

Focusing on our four related key concepts that have become increasing relevant in today’s business environment, namely, “energy-saving,” “eco-friendly,” “light, thin, short, and small,” and “half-price,” we plan to pursue growth-oriented strategies by developing new products, expanding our business into new markets, and gaining new customers.

A. In the motor business, which is our core business, we aim to apply our primary technology for small but high-power, energy-efficient, and high-performance brushless DC motors to a wider array of products ranging from micro motors to home appliance, industrial products, and mid-size motors for automobiles, which are expected to become our future principal business.  We also plan to continue to develop new products and markets by utilizing our state-of-art research and development capabilities and production technology, which capabilities and technology we believe will allow us to keep our costs low.

B. In the field of motors for HDDs, we plan to pursue technological innovations in response to HDDs’ capacity increase, expanding HDD applications, and smaller and thinner HDDs, and will seek to further enhance our competitive advantage on next-generation products in this market.

C. In order to gain a leading position in the markets for electronic and optical parts, production equipment for electronic parts, and measuring machines for semiconductors and electronic parts, Nidec and each of its relevant group companies will seek to achieve the world’s top technological standards in each of these areas.  In addition, by integrating their technologies from a wide range of areas, we aim to create new markets and continue to develop high growth businesses.

(ii) M&A Strategies

We plan to continue to pursue our M&A strategies, which have contributed significantly to our rapid growth. The Corporate Strategy Office, a division that specializes in strategic mergers and acquisitions, successfully completed two acquisitions overseas (namely, the acquisition of Nidec Sole Motor and SC Wado), and continues to seek opportunities using their know-how and expertise. We plan to focus on enhancing the Nidec Group’s in-sourcing capabilities to ensure a stable and cost-efficient manufacturing platform for our existing products; on expanding our automobile motor business, which is expected to be our principal business in the future; and on expanding our home appliance and industrial motor businesses, which are expected to grow rapidly.

(4) Challenges and Issues

(i) Enhancing the corporate governance system

To further enhance our corporate governance system, we have increased the number of our outside auditors to four.As part of our effort to improve the board of directors, two new outside directors are expected to be appointed.

(ii) Profitability reform

In light of our experience with the recent global recession, in order to improve our profit structure with a target operating income ratio of 20%, we launched the WPR™ project in January 2009, and we have been working to achieve the goals set forth in the project on a group-wide basis

The project includes the following goals:

Phase 1. Achieve net income even when net sales are one half of our record-high net sales.

Phase 2. Achieve an operating income ratio equal to our record-high operating income ratio even when net sales are 75% of our record-high net sales.

Phase 3. Achieve an operating income ratio twice as high as our record-high operating income ratio when net sales are 100% of our record-high net sales.

We have achieved the goals for Phases 1 and 2. The project has led to positive results, including our recording the highest operating income ratio in the most recently completed fiscal period compared to any previous fiscal year or fiscal quarter.

(iii) Strengthening the research and development capabilities

We aim to enhance our research and development capabilities to better respond to the rapidly changing market needs and to more effectively introduce new technologies and products into the market. As part of this effort, we have added new facilities to our Nagano Technical Center in March 2009 and Shiga Technical Center in August 2009, supplementing our core research and development capabilities at the Central Technical Center and Motor Engineering Research Laboratory.

Furthermore, as part of an effort to accelerate and globalize our made-in-market strategy, we intend to continue to develop products locally, and aim to further expand and enhance the research and development facilities in Dalian and Dongguan, China.

(iv) Global expansion of manufacturing capabilities

In order to minimize the concentration risk arising from having production capabilities only in particular regions or countries, we seek to diversify our investments in geographically to ensure an appropriate balance in our global production capabilities.

To respond to rapidly increasing investments in China, a new emerging market for us, we plan to increase our investments in the Philippines, Thailand, Vietnam and other South-East Asian countries. We also plan to expand our manufacturing facilities in Poland and enhance the capabilities of the manufacturing facilities in Italy and Hungary owned by Nidec Sole Motor, which has become a subsidiary as a result of our acquisition in 2009.

(v) Globalization Strategies

As a global company, we plan to further improve our internal control system, accounting standards, financial performance, and business information disclosure practices.

As part of this effort, we launched a Group-wide IFRS (International Financial Reporting Standards) adoption project in March 2010 in anticipation of a transition to such standards. The Corporate Administration & Internal Audit Division, which is responsible for our group-wide management control systems, plans to adopt and implement measures based on its know-how and expertise gained through its experience in complying with the U.S. Sarbanes Oxley Act of 2002 to further improve our internal controls, including those designed to prevent unfair practices . We also aim to improve our disclosure controls through cooperation between the committee responsible for our disclosures and the relevant divisions.

Furthermore, we established the CSR Promotion Office in April 2008. This Office functions as the division dedicated to managing our CSR-related matters , similar to the Compliance Office and the Risk Management Office that are dedicated to managing compliance-related matters and risk-related matters, respectively. As a responsible member of society, we seek to further contribute to society through our effort to provide employment opportunities and other new initiatives in accordance with our management policies.

4. Unaudited Consolidated Financial Statements (U.S. GAAP)

(1) Consolidated Balance Sheets

Assets

	Yen in millions
	March 31				Increase or
	2010		2009		decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥123,309		¥200,966		¥(77,657)
Trade notes receivable	10,968		11,663		(695)
Trade accounts receivable	151,430		111,548		39,882
Inventories:
Finished goods	28,323		26,521		1,802
Raw materials	19,428		13,004		6,424
Work in progress	17,995		14,567		3,428
Project in progress	653		1,124		(471)
Supplies and other	3,104		2,259		845
Other current assets	19,673		20,364		(691)
Total current assets	374,883	54.1	402,016	57.2	(27,133)

Investments and advances:
Marketable securities and other securities investments	17,462		13,344		4,118
Investments in and advances to affiliated companies	614		1,549		(935)
Total investments and advances	18,076	2.6	14,893	2.1	3,183

Property, plant and equipment:
Land	39,605		39,386		219
Buildings	127,152		112,934		14,218
Machinery and equipment	269,208		255,887		13,321
Construction in progress	12,436		11,835		601
Sub-total	448,401	64.7	420,042	59.8	28,359
Less - Accumulated depreciation	(247,094)	(35.6)	(230,357)	(32.8)	(16,737)
Total property, plant and equipment	201,307	29.1	189,685	27.0	11,622
Goodwill	72,231	10.4	71,060	10.1	1,171
Other non-current assets	26,294	3.8	25,230	3.6	1,064
Total assets	¥692,791	100.0	¥702,884	100.0	¥(10,093)

Liabilities and Shareholders’ Equity

	Yen in millions
	March 31				Increase or
	2010		2009		decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥115,467		¥221,342		¥(105,875)
Current portion of long-term debt	1,497		1,883		(386)
Trade notes and accounts payable	109,143		70,398		38,745
Other current liabilities	36,158		24,120		12,038
Total current liabilities	262,265	37.9	317,743	45.2	(55,478)

Long-term liabilities:
Long-term debt	1,745		2,578		(833)
Accrued pension and severance costs	15,542		15,684		(142)
Other long-term liabilities	11,708		9,192		2,516
Total long-term liabilities	28,995	4.1	27,454	3.9	1,541

Total liabilities	291,260	42.0	345,197	49.1	(53,937)

Equity:
Common stock	66,551	9.6	66,551	9.5	-
Additional paid-in capital	69,090	10.0	69,162	9.8	(72)
Retained earnings	257,255	37.1	212,955	30.3	44,300

Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(29,234)		(26,324)		(2,910)
Unrealized gains (losses) from securities, net of reclassification adjustments	1,747		(417)		2,164
Pension liability adjustments	(1,033)		(723)		(310)
Total accumulated other comprehensive income (loss)	(28,520)	(4.1)	(27,464)	(3.9)	(1,056)

Treasury stock, at cost	(24,067)	(3.5)	(24,056)	(3.4)	(11)
Total Nidec Corporation shareholders’ equity	340,309	49.1	297,148	42.3	43,161
Noncontrolling interests	61,222	8.9	60,539	8.6	683
Total equity	401,531	58.0	357,687	50.9	43,844
Total liabilities and equity	¥692,791	100.0	¥702,884	100.0	¥(10,093)

Note: NIDEC has adopted the FASB Accounting Standards Codification™(ASC)810, “Consolidation” (formerly Statement of Financial Accounting Standards (SFAS) No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51"). Noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and shareholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. Amounts as of March 31, 2009 have been retrospectively reclassified.

(2) Condensed Consolidated Statements of Income

	Yen in millions
	Year ended March 31				Increase or decrease
	2010		2009
	Amount	%	Amount	%	Amount	%
Net sales	¥587,459	100.0	¥610,803	100.0	¥(23,344)	(3.8)
Cost of products sold	436,337	74.3	480,475	78.7	(44,138)	(9.2)
Selling, general and administrative expenses	48,067	8.2	51,488	8.4	(3,421)	(6.6)
Research and development expenses	24,713	4.2	26,825	4.4	(2,112)	(7.9)
Operating expenses	509,117	86.7	558,788	91.5	(49,671)	(8.9)
Operating income	78,342	13.3	52,015	8.5	26,327	50.6

Other income (expenses):
Interest and dividend income	838		2,536		(1,698)
Interest expenses	(702)		(1,403)		701
Foreign exchange gain (loss), net	(2,968)		(3,683)		715
Gain (loss) from marketable securities, net	52		(1,305)		1,357
Other, net	(560)		(890)		330
Total	(3,340)	(0.5)	(4,745)	(0.8)	1,405	-
Income from continuing operations before income taxes	75,002	12.8	47,270	7.7	27,732	58.7
Income taxes	(17,519)	(3.0)	(12,475)	(2.0)	(5,044)	-
Equity in net income (loss) of affiliated companies	(45)	(0.0)	(48)	(0.0)	3	-
Income from continuing operations	57,438	9.8	34,747	5.7	22,691	65.3
Loss from discontinued operations	(1,287)	(0.2)	(3,512)	(0.6)	2,225	-
Consolidated net income	56,151	9.6	31,235	5.1	24,916	79.8
Less: Net income attributable to noncontrolling interests	(4,190)	(0.8)	(2,882)	(0.5)	(1,308)	-
Net income attributable to Nidec Corporation	¥51,961	8.8	¥28,353	4.6	¥23,608	83.3

Notes:

1. Pursuant to ASC 205-20 “Presentation of Financial Statements-Discontinued Operations” (formerly SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets.”), results of discontinued operations were separated as “Loss from discontinued operations” from results of continuing operations. The results of the discontinued operations for the fiscal year ended March 31, 2009 have been reclassified retrospectively. Therefore, “Information by Business Group”, “Sales by Geographic Segment” and “Sales by Region” in this report have also been retrospectively reclassified.

2. NIDEC adopted ASC 810, “Consolidation” as of April 1, 2009. Consolidated net income on the consolidated statements of income now includes the net loss (income) attributable to noncontrolling interests. Amounts for the year ended March 31, 2009 have been retrospectively reclassified.

(3) Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

For the year ended March 31, 2010
	Yen in millions (except for number of shares of common stock)
	Common stock
	Shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Nidec Corporation total shareholders’ equity	Noncontrolling interests	Total
Balance at March 31, 2009	145,075,080	¥66,551	¥69,162	¥212,955	¥(27,464)	¥(24,056)	¥297,148	¥60,539	¥357,687
Comprehensive income:
Net income				51,961			51,961	4,190	56,151
Other comprehensive income (loss):
Foreign currency translation adjustments					(2,910)		(2,910)	(211)	(3,121)
Unrealized gains from securities, net of reclassification adjustment					2,164		2,164	581	2,745
Pension liability adjustments					(310)		(310)	104	(206)
Total comprehensive income							50,905	4,664	55,569

Purchase of treasury stock						(11)	(11)	-	(11)
Dividends paid to shareholders of Nidec Corporation				(7,661)			(7,661)	-	(7,661)
Dividends paid to noncontrolling interests							-	(1,197)	(1,197)
Capital transaction with consolidated subsidiaries and other			(72)				(72)	(2,784)	(2,856)
Balance at March 31, 2010	145,075,080	¥66,551	¥69,090	¥257,255	¥(28,520)	¥(24,067)	¥340,309	¥61,222	¥401,531

For the year ended March 31, 2009
	Yen in millions (except for number of shares of common stock)
	Common stock
	Shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Loan to shareholder	Nidec Corporation total shareholders’ equity	Noncontrolling interests	Total
Balance at March 31, 2008	144,987,492	¥66,248	¥68,859	¥193,407	¥(8,649)	¥(281)	¥-	¥319,584	¥68,186	¥387,770
Adjustment to apply the measurement date provision of ASC715, net of tax				(106)	(5)			(111)	(22)	(133)
Comprehensive income:
Net income				28,353				28,353	2,882	31,235
Other comprehensive income (loss):
Foreign currency translation adjustment					(16,091)			(16,091)	(851)	(16,942)
Unrealized losses on securities, net of reclassification adjustments					(1,433)			(1,433)	(772)	(2,205)
Pension liability adjustments					(1,286)			(1,286)	(164)	(1,450)
Total comprehensive income								9,543	1,095	10,638

Conversion of convertible debt	87,588	303	303					606	-	606
Purchase of treasury stock						(23,775)		(23,775)	-	(23,775)
Payment for loan to shareholder							(14,500)	(14,500)	-	(14,500)
Collection of loan to shareholder							14,500	14,500	-	14,500
Dividends paid to shareholders of Nidec Corporation				(8,699)				(8,699)	-	(8,699)
Dividends paid to noncontrolling interests								-	(2,205)	(2,205)
Capital transaction with consolidated subsidiaries and other								-	(6,515)	(6,515)
Balance at March 31, 2009	145,075,080	¥66,551	¥69,162	¥212,955	¥(27,464)	¥(24,056)	¥-	¥297,148	¥60,539	¥357,687

Note: As of April 1, 2008, NIDEC adopted the measurement date provision of ASC 715, "Compensation-Retirement Benefits" (formerly SFAS No.158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statement No.87, 88, 106, and 132(R)”). As a result, at the beginning of the fiscal year ended March 2009, retained earnings, net of tax decreased by ¥106 million, accumulated other comprehensive income, net of tax decreased ¥5 million and noncontrolling interests, net of tax decreased ¥22 million.

(4) Consolidated Statements of Cash Flows

	Yen in millions
	Year ended March 31		Increase or decrease
	2010	2009

Cash flows from operating activities:
Net income	¥56,151	¥31,235	¥24,916
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	29,185	32,147	(2,962)
Amortization	1,954	1,933	21
(Gain) loss from marketable securities, net	(52)	1,305	(1,357)
Loss on sales, disposal or impairment of property, plant and equipment	1,088	1,282	(194)
Deferred income taxes	(740)	1,085	(1,825)
Equity in net losses of affiliated companies	45	48	(3)
Foreign currency adjustments	4,036	2,091	1,945
Accrual for pension and severance costs, net payments	(1,457)	366	(1,823)
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(32,537)	38,041	(70,578)
(Increase) decrease in inventories	(8,442)	11,238	(19,680)
Increase (decrease) in notes and accounts payable .	29,799	(46,469)	76,268
Increase (decrease) in accrued income taxes	5,995	(3,631)	9,626
Other	5,055	(4,440)	9,495
Net cash provided by operating activities	90,080	66,231	23,849

Cash flows from investing activities:
Additions to property, plant and equipment	(36,608)	(38,501)	1,893
Proceeds from sales of property, plant and equipment	633	865	(232)
Purchases of marketable securities	(10)	(3,609)	3,599
Proceeds form sales of marketable securities	94	76	18
Acquisitions of business, net of cash acquired	(4,396)	(756)	(3,640)
Other	(227)	(1,448)	1,221
Net cash used in investing activities	(40,514)	(43,373)	2,859

Cash flows from financing activities:
(Decrease) increase in short-term borrowings	(109,100)	153,934	(263,034)
Repayments of long-term debt	(1,733)	(2,067)	334
Redemption of corporate bonds	-	(26,412)	26,412
Purchases of treasury stock	(11)	(23,775)	23,764
Payments for additional investments in subsidiaries	(3,152)	(9,286)	6,134
Payment for loan to shareholder	-	(14,500)	14,500
Collection of loan to shareholder	-	14,500	(14,500)
Dividends paid to shareholders of Nidec Corporation	(7,661)	(8,699)	1,038
Dividends paid to noncontrolling interests	(1,197)	(2,205)	1,008
Other	75	384	(309)
Net cash (used in)provided by financing activities	(122,779)	81,874	(204,653)

Effect of exchange rate changes on cash and cash equivalents	(4,444)	(4,575)	131
Net (decrease) increase in cash and cash equivalents	(77,657)	100,157	(177,814)
Cash and cash equivalents at beginning of year	200,966	100,809	100,157
Cash and cash equivalents at end of year	¥123,309	¥200,966	¥(77,657)

Note: NIDEC adopted ASC 810, "Consolidation" as of April 1, 2009. Payments for additional investments in subsidiaries, which were previously classified as "Cash flows from investing activities" are now included in "Cash flows from financing activities". Amounts for the year ended March 31, 2009 have been retrospectively reclassified.

(5) Notes regarding Going Concern Assumption

Not applicable.

Scope of consolidation and application of the equity method

1. Scope of consolidation

As of
March 31, 2010
Number of consolidated subsidiaries	141

2. Application of equity method

As of
March 31, 2010
Number of affiliated companies accounted for by the equity method	1

3. Change in the scope of consolidation from March 31, 2009

Increase of consolidated subsidiaries	12
Decrease of consolidated subsidiaries	2

4. Change in the application of equity method from March 31, 2009

Increase of affiliated companies accounted for by the equity method	-
Decrease of consolidated subsidiaries	2

Critical Accounting Policies

The Company and its subsidiaries in Japan maintain their records and prepare their accounts and records in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States (“U.S. GAAP”).

Changes Relating to the Basis for Preparing Our Consolidated Financial Statements

As of September 15, 2009, NIDEC adopted the FASB Accounting Standards Codification™ (ASC) 105, "Generally Accepted Accounting Principles" (Formerly Statement of Financial Accounting Standards (SFAS) No. 168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162"). ASC 105 replaces SFAS No. 162 "the Hierarchy of Generally Accepted Accounting Principles" and establishes the FASB Accounting Standards Codification™ as the single source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles (other than guidance issued by the SEC). The adoption of ASC 105 had no impact on NIDEC's consolidated financial position, results of operations or liquidity.

As of April 1, 2009, NIDEC adopted ASC 805, "Business Combinations" (Formerly SFAS No. 141 (revised 2007), "Business Combinations"). ASC 805 requires that assets acquired, liabilities assumed, contractual contingencies, and contingent consideration be measured at fair value as of the acquisition date, that acquisition-related costs be expensed as incurred, that restructuring costs generally be expensed in periods subsequent to the acquisition date, and the changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. The adoption of ASC 805 did not have a material impact on NIDEC's consolidated financial position, results of operations or liquidity since NIDEC did not acquire any material businesses for the fiscal year ended March 31, 2010. Any future impact, however, will depend on the number, size, and nature of any business combination transactions that we may complete.

As of April 1, 2009, NIDEC adopted ASC 810, "Consolidation" (Formerly SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51"). ASC 810 recharacterizes minority interests in a subsidiary as non-controlling interests and requires the presentation of noncontrolling interests as equity in consolidated balance sheets, and separate identification and presentation in consolidated statements of income of net income attributable to the entity and the noncontrolling interest. ASC 810 also requires all transactions for changes in a parent's ownership interest in a subsidiary that do not result in the subsidiary ceasing to be a subsidiary to be recognized as equity transactions. Upon adoption, noncontrolling interests, which were previously referred to as minority interests and classified in the mezzanine section between liabilities and equity on the consolidated balance sheets, are now included as a separate component of total equity. Consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. In addition, payments for additional investments in subsidiaries, which were previously classified in the cash flows from investing activities on the consolidated statements of cash flows, are now included in cash flows from financing activities. Prior period amounts were reclassified to conform to the current period presentation.

Operating Segment Information

			Yen in millions
	Year ended March 31, 2010		Year ended March 31, 2009		Increase or decrease
Net sales:
Nidec Corporation	¥144,410	14.9%	¥134,324	14.0%	¥10,086	7.5%
Nidec Electronics (Thailand) Co., Ltd.	128,811	13.3	111,372	11.5	17,439	15.7
Nidec (Zhejiang) Corporation	26,537	2.7	20,929	2.2	5,608	26.8
Nidec (Dalian) Limited	31,250	3.2	34,562	3.6	(3,312)	(9.6)
Nidec Singapore Pte. Ltd.	26,547	2.7	27,323	2.8	(776)	(2.8)
Nidec (H.K.) Co., Ltd.	53,907	5.6	42,866	4.5	11,041	25.8
Nidec Philippines Corporation	35,437	3.7	30,186	3.1	5,251	17.4
Nidec Sankyo Corporation	47,130	4.9	62,036	6.5	(14,906)	(24.0)
Nidec Copal Corporation	49,381	5.1	59,817	6.2	(10,436)	(17.4)
Nidec Tosok Corporation	23,328	2.4	20,694	2.2	2,634	12.7
Nidec Copal Electronics Corporation	21,957	2.3	25,509	2.7	(3,552)	(13.9)
Nidec Servo Corporation.	20,067	2.1	24,537	2.5	(4,470)	(18.2)
Nidec Techno Motor Holdings Corporation	35,847	3.7	42,175	4.4	(6,328)	(15.0)
Nidec Motors & Actuators	41,618	4.3	41,896	4.4	(278)	(0.7)
All others	282,282	29.1	282,626	29.4	(344)	(0.1)
Sub-total	968,509	100.0%	960,852	100.0%	7,657	0.8
Adjustments and eliminations	(381,050)	-	(350,049)	-	(31,001)	-
Consolidated total	¥587,459	-	¥610,803	-	¥(23,344)	(3.8)%

			Yen in millions
	Year ended March 31, 2010		Year ended March 31, 2009		Increase or decrease
Operating income (loss):
Nidec Corporation	¥8,066	10.4%	¥7,315	14.3%	¥751	10.3%
Nidec Electronics (Thailand) Co., Ltd.	22,733	29.2	15,629	30.5	7,104	45.5
Nidec (Zhejiang) Corporation	1,946	2.5	(324)	(0.6)	2,270	-
Nidec (Dalian) Limited	4,808	6.2	2,913	5.7	1,895	65.1
Nidec Singapore Pte. Ltd.	364	0.5	182	0.4	182	100.0
Nidec (H.K.) Co., Ltd.	608	0.8	554	1.1	54	9.7
Nidec Philippines Corporation	6,939	8.9	2,321	4.5	4,618	199.0
Nidec Sankyo Corporation	2,865	3.7	4,473	8.7	(1,608)	(35.9)
Nidec Copal Corporation	1,520	2.0	2,102	4.1	(582)	(27.7)
Nidec Tosok Corporation	1,686	2.2	1,088	2.1	598	55.0
Nidec Copal Electronics Corporation	1,769	2.3	2,046	4.0	(277)	(13.5)
Nidec Servo Corporation.	792	1.0	(225)	(0.4)	1,017	-
Nidec Techno Motor Holdings Corporation	1,816	2.3	1,309	2.6	507	38.7
Nidec Motors & Actuators	553	0.7	(407)	(0.8)	960	-
All others	21,259	27.3	12,205	23.8	9,054	74.2
Sub-total	77,724	100.0%	51,181	100.0%	26,543	51.9
Adjustments and eliminations	618	-	834	-	(216)	-
Consolidated total	¥78,342	-	¥52,015	-	¥26,327	50.6%

Notes:

1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile.

3. We have changed our segment reporting in line with the changes we made in our management decision-making process during the fiscal year ended March 31, 2010. Figures for the fiscal year ended March 31, 2009 have been retrospectively reclassified.

Earnings per share

The Earnings per share information are as follows:

For the year ended March 31, 2010	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted -average shares	Net income (loss) attributable to Nidec Corporation per share
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥52,889	139,291	¥379.70
Income (loss) from discontinued operations attributable to Nidec Corporation	(928)	139,291	(6.66)
Net income attributable to Nidec Corporation	51,961	139,291	373.04
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	52,889	139,291	379.70
Income (loss) from discontinued operations attributable to Nidec Corporation	(928)	139,291	(6.66)
Net income attributable to Nidec Corporation	¥51,961	139,291	¥373.04

For the year ended March 31, 2009	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted-average shares	Net income (loss) attributable to Nidec Corporation per share
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥30,891	143,616	¥215.10
Income (loss) from discontinued operations attributable to Nidec Corporation	(2,538)	143,616	(17.68)
Net income attributable to Nidec Corporation	28,353	143,616	197.42
Dilutive securities:
Zero coupon 0.0% convertible bonds	(47)	2,200
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	30,844	145,816	211.53
Income (loss) from discontinued operations attributable to Nidec Corporation	(2,538)	145,816	(17.41)
Net income attributable to Nidec Corporation	¥28,306	145,816	¥194.12

Subsequent events

A Share Exchange Agreement to Make Nidec Servo Corporation a Wholly Owned Subsidiary of Nidec Corporation

On April 26, 2010, Nidec Corporation and Nidec Servo Corporation (“Nidec Servo”) announced that, at their respective board meetings held on the day, Nidec and Nidec Servo have decided to enter into a share exchange transaction (the “Share Exchange”) to make Nidec Servo a wholly owned subsidiary of Nidec, and that the two companies have signed a Share Exchange Agreement.

For more information, see our press release, dated April 26, 2010, entitled "Notice Concerning a Share Exchange Agreement to Make Nidec Servo Corporation a Wholly Owned Subsidiary of Nidec Corporation" available on our website at http://www.nidec.co.jp/english/index.html.

Reference (Year ended March 31, 2010)

(1) Quarterly Consolidated Statements of Income

	Yen in millions
	Three months ended March 31				Increase or decrease
	2010		2009
	Amount	%	Amount	%	Amount	%
Net sales	¥166,325	100.0	¥106,725	100.0	¥59,600	55.8
Cost of products sold	121,005	72.8	88,673	83.1	32,332	36.5
Selling, general and administrative expenses	12,296	7.4	11,475	10.8	821	7.2
Research and development expenses	6,519	3.9	5,440	5.0	1,079	19.8
Operating expenses	139,820	84.1	105,588	98.9	34,232	32.4
Operating income	26,505	15.9	1,137	1.1	25,368	2,231.1

Other income (expenses):
Interest and dividend income	236		504		(268)
Interest expenses	(163)		(350)		187
Foreign exchange gain (loss), net	985		6,468		(5,483)
Gain (loss) from marketable securities, net	45		(1,375)		1,420
Other, net	(379)		(483)		104
Total	724	0.5	4,764	4.4	(4,040)	(84.8)
Income from continuing operations before income taxes	27,229	16.4	5,901	5.5	21,328	361.4
Income taxes	(3,713)	(2.3)	(1,135)	(1.0)	(2,578)	-
Equity in net income (loss) of affiliated companies	2	0.0	30	0.0	(28)	(93.3)
Income (loss) from continuing operations	23,518	14.1	4,796	4.5	18,722	390.4
Income (loss) from discontinued operations	-	-	74	0.1	(74)	(100.0)
Consolidated net income (loss)	23,518	14.1	4,870	4.6	18,648	382.9
Less: Net income attributable to noncontrolling interests	(1,660)	(1.0)	420	0.4	(2,080)	-
Net income attributable to Nidec Corporation	¥21,858	13.1	¥5,290	5.0	¥16,568	313.2

	Yen in millions
	Three months ended
	June 30, 2009		September 30, 2009		December 31, 2009
	Amount	%	Amount	%	Amount	%
Net sales	¥123,486	100.0	¥145,257	100.0	¥152,391	100.0
Operating income	10,284	8.3	18,037	12.4	23,516	15.4
Income (loss) from continuing operations before income taxes	8,750	7.1	13,724	9.4	25,299	16.6
Income (loss) from continuing operations	6,159	5.0	9,741	6.7	18,020	11.8
Income (loss) from discontinued operations	(94)	(0.1)	(1,193)	(0.8)	-	-
Consolidated net income (loss)	6,065	4.9	8,548	5.9	18,020	11.8
Net income attributable to Nidec Corporation	¥5,819	4.7	¥7,969	5.5	¥16,315	10.7

(2) Information by Product Category (unaudited)

	Yen in millions
	Year ended March 31, 2010
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥330,160	¥73,381	¥47,966	¥107,173	¥28,779	¥587,459	¥-	¥587,459
Intersegment	1,098	354	6,214	301	4,063	12,030	(12,030)	-
Total	331,258	73,735	54,180	107,474	32,842	599,489	(12,030)	587,459
Operating expenses	268,788	74,165	48,325	96,609	29,492	517,379	(8,262)	509,117
Operating income (loss)	¥62,470	¥(430)	¥5,855	¥10,865	¥3,350	¥82,110	¥(3,768)	¥78,342

	Yen in millions
	Year ended March 31, 2009
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥314,073	¥77,156	¥69,435	¥122,552	¥27,587	¥610,803	¥-	¥610,803
Intersegment	1,654	298	6,898	322	4,946	14,118	(14,118)	-
Total	315,727	77,454	76,333	122,874	32,533	624,921	(14,118)	610,803
Operating expenses	279,610	77,992	67,683	113,624	30,592	569,501	(10,713)	558,788
Operating income (loss)	¥36,117	¥(538)	¥8,650	¥9,250	¥1,941	¥55,420	¥(3,405)	¥52,015

	Yen in millions
	Three months ended March 31, 2010
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥86,724	¥23,507	¥18,895	¥28,984	¥8,215	¥166,325	¥-	¥166,325
Intersegment	546	76	1,831	13	1,180	3,646	(3,646)	-
Total	87,270	23,583	20,726	28,997	9,395	169,971	(3,646)	166,325
Operating expenses	69,231	23,120	17,378	25,006	7,945	142,680	(2,860)	139,820
Operating income	¥18,039	¥463	¥3,348	¥3,991	¥1,450	¥27,291	¥(786)	¥26,505

	Yen in millions
	Three months ended March 31, 2009
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥55,497	¥13,656	¥11,442	¥21,254	¥4,876	¥106,725	¥-	¥106,725
Intersegment	174	60	569	39	970	1,812	(1,812)	-
Total	55,671	13,716	12,011	21,293	5,846	108,537	(1,812)	106,725
Operating expenses	53,438	14,611	11,614	21,428	5,671	106,762	(1,174)	105,588
Operating income (loss)	¥2,233	¥(895)	¥397	¥(135)	¥175	¥1,775	¥(638)	¥1,137

Notes:

1. Product categories are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each product category:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, brush motors, vibration motors

(2) Mid-size motors: Motors for home electric appliances, automobiles, industrial use

(3) Machinery: Power transmission drives, precision equipment, factory automation-related equipment

(4) Electronic and Optical components: Electronic components, optical components

(5) Other: Automobile components, pivot assemblies, other components, services etc.

(3) Sales by Geographic Segment (unaudited)

	Yen in millions
	Year ended March 31
	2010		2009		Increase or decrease
	Amount	%	Amount	%	Amount	%
Japan	¥258,247	44.0	¥304,317	49.8	¥(46,070)	(15.1)
U.S.A	11,352	1.9	12,864	2.1	(1,512)	(11.8)
Singapore	33,673	5.7	37,811	6.2	(4,138)	(10.9)
Thailand	102,261	17.4	93,306	15.3	8,955	9.6
Philippines	14,884	2.6	12,394	2.0	2,490	20.1
China	126,470	21.5	106,928	17.5	19,542	18.3
Others	40,572	6.9	43,183	7.1	(2,611)	(6.0)
Total	¥587,459	100.0	¥610,803	100.0	¥(23,344)	(3.8)

	Yen in millions
	Three months ended March 31
	2010		2009		Increase or decrease
	Amount	%	Amount	%	Amount	%
Japan	¥76,029	45.7	¥54,940	51.5	¥21,089	38.4
U.S.A	3,468	2.1	2,260	2.1	1,208	53.5
Singapore	9,092	5.5	6,064	5.7	3,028	49.9
Thailand	26,505	15.9	16,478	15.4	10,027	60.9
Philippines	3,541	2.1	1,840	1.7	1,701	92.4
China	34,342	20.7	18,748	17.6	15,594	83.2
Others	13,348	8.0	6,395	6.0	6,953	108.7
Total	¥166,325	100.0	¥106,725	100.0	¥59,600	55.8

Notes:

1. The sales are classified by domicile of the seller and the figures exclude intra-segment transactions.

2. The sales by our consolidated subsidiaries located in Hong Kong are reclassified from “Other” to “China” starting in this fiscal year. Figures for the year ended March 31, 2009 have been retrospectively reclassified.

(4) Sales by Region (unaudited)

	Yen in millions
	Year ended March 31
	2010		2009		Increase or decrease
	Amount	%	Amount	%	Amount	%
North America	¥17,605	3.0	¥20,157	3.3	¥(2,552)	(12.7)
Asia	379,267	64.6	356,066	58.3	23,201	6.5
Other	39,573	6.7	41,233	6.7	(1,660)	(4.0)
Overseas sales total	436,445	74.3	417,456	68.3	18,989	4.5
Japan	151,014	25.7	193,347	31.7	(42,333)	(21.9)
Consolidated total	¥587,459	100.0	¥610,803	100.0	¥(23,344)	(3.8)

	Yen in millions
	Three months ended March 31
	2010		2009		Increase or decrease
	Amount	%	Amount	%	Amount	%
North America	¥4,938	3.0	¥3,209	3.0	¥1,729	53.9
Asia	103,987	62.5	60,775	57.0	43,212	71.1
Other	13,741	8.3	7,176	6.7	6,565	91.5
Overseas sales total	122,666	73.8	71,160	66.7	51,506	72.4
Japan	43,659	26.2	35,565	33.3	8,094	22.8
Consolidated total	¥166,325	100.0	¥106,725	100.0	¥59,600	55.8

Note: The sales are classified by domicile of the buyer, and the figures exclude intra-segment transactions.

5. Nidec Non-Consolidated Financial Statements (Japanese GAAP)

(1) Non-Consolidated Balance Sheets

Assets
	Yen in millions
	March 31
	2010		2009		Increase or decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and deposits	¥41,406		¥45,607		¥(4,201)
Notes receivable-trade	203		207		(4)
Accounts receivable-trade	36,760		25,880		10,880
Short-term investment securities	-		83,900		(83,900)
Finished goods	4,707		3,425		1,282
Work in process	229		437		(208)
Raw materials and supplies	97		143		(46)
Advance payments-trade	-		95		(95)
Prepaid expenses	262		265		(3)
Deferred tax assets	1,261		1,272		(11)
Short-term loans receivable from subsidiaries and affiliates	40,336		40,236		100
Account receivable-other	2,449		3,969		(1,520)
Income taxes receivable	1,056		805		251
Other	22		107		(85)
Allowance for doubtful accounts	(154)		(787)		633
Total current assets	128,634	31.7	205,561	44.0	(76,927)
Noncurrent assets:
Property, plant and equipment	29,826	7.3	24,768	5.3	5,058
Buildings	16,735		9,146		7,589
Structures	531		195		336
Machinery and equipment	691		820		(129)
Vehicles	3		3		0
Tools, furniture and fixtures	1,556		1,507		49
Land	9,960		9,572		388
Lease assets	343		353		(10)
Construction in progress	7		3,172		(3,165)
Intangible assets	1,190	0.3	1,259	0.3	(69)
Patent right	2		2		(0)
Software	1,038		1,195		(157)
Software in progress	63		13		50
Other	87		49		38
Investments and other assets	246,308	60.7	235,229	50.4	11,079
Investment securities	8,898		6,930		1,968
Stocks of subsidiaries and affiliates	199,989		194,789		5,200
Investments in capital	3		3		-
Investments in capital of subsidiaries and affiliates	33,545		30,196		3,349
Long-term loans receivable from subsidiaries and affiliates	-		236		(236)
Claims provable in bankruptcy, claims provable in rehabilitation and other	445		445		0
Long-term prepaid expenses	195		145		50
Deferred tax assets	3,279		2,518		761
Other	399		414		(15)
Allowance for doubtful accounts	(445)		(447)		2
Total noncurrent assets	277,324	68.3	261,256	56.0	16,068
Total assets	¥405,958	100.0	¥466,817	100.0	¥(60,859)

Liabilities and Net Assets
	Yen in millions
	March 31
	2010		2009		Increase or decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Notes payable-trade	¥60		¥62		¥(2)
Accounts payable-trade	22,363		13,632		8,731
Short-term loans payable	110,500		213,422		(102,922)
Lease obligations	116		130		(14)
Accounts payable-other	3,170		2,584		586
Accrued expenses	447		491		(44)
Income taxes payable	419		-		419
Advances received	2		30		(28)
Deposits received	26,265		19,930		6,335
Unearned revenue	169		576		(407)
Provision for bonuses	1,863		867		996
Notes payable-facilities	1		0		1
Other	23		7		16
Total current liabilities	165,398	40.7	251,731	54.0	(86,333)
Noncurrent liabilities:
Lease obligations	231		226		5
Provision for retirement benefits	1,806		1,377		429
Other	746		899		(153)
Total noncurrent liabilities	2,783	0.7	2,502	0.5	281
Total liabilities	168,181	41.4	254,233	54.5	(86,052)
Net assets :
Capital stock	66,551	16.4	66,551	14.3	-
Capital surplus	70,772	17.4	70,772	15.2	-
Legal capital surplus	70,772		70,772		-
Retained earnings	123,490	30.4	99,484	21.4	24,006
Legal retained earnings	721		721		-
General reserve	87,650		75,650		12,000
Retained earnings brought forward	35,119		23,113		12,006
Treasury stock	(24,067)	(5.9)	(24,056)	(5.3)	(11)
Total shareholders’ equity	236,745	58.3	212,751	45.6	23,994
Valuation and translation adjustments:
Valuation difference on available-for-sale securities	1,487	0.4	288	0.0	1,199
Revaluation reserve for land	(455)	(0.1)	(455)	(0.1)	-
Total valuation and translation adjustments	1,032	0.3	(167)	(0.1)	1,199
Total net assets	237,777	58.6	212,584	45.5	25,193
Total liabilities and net assets	¥405,958	100.0	¥466,817	100.0	¥(60,859)

(2) Non-Consolidated Statements of Income

	Yen in millions
	Year ended March 31
	2010		2009		Increase or decrease
	Amount	%	Amount	%	Amount	%
Net sales	¥144,410	100.0	¥134,324	100.0	¥10,086	7.5
Cost of sales	120,851	83.7	112,815	84.0	8,036	7.1
Gross profit	23,559	16.3	21,509	16.0	2,050	9.5
Selling, general and administrative expenses	15,493	10.7	14,194	10.6	1,299	9.2
Operating income	8,066	5.6	7,315	5.4	751	10.3
Non-operating income	26,372	18.3	20,682	15.4	5,690	27.5
Interest income	413		1,632		(1,219)
Dividend income	24,699		17,954		6,745
Other	1,260		1,096		164
Non-operating expenses	3,698	2.6	2,878	2.1	820	28.5
Interest expenses	449		937		(488)
Sales discounts	62		100		(38)
Provision of allowance for doubtful accounts	-		320		(320)
Foreign exchange losses	2,202		878		1,324
Other	985		643		342
Ordinary income	30,740	21.3	25,119	18.7	5,621	22.4
Extraordinary income	2,370	1.6	560	0.4	1,810	323.2
Gain on sales of noncurrent assets	4		3		1
Gain on sales of investment securities	-		1		(1)
Reversal of allowance for doubtful accounts	341		66		275
Gain on sales of subsidiaries and affiliates’ stocks	2,025		399		1,626
Gain on sales of investments in capital of subsidiaries and affiliates	-		91		(91)
Extraordinary losses	997	0.7	179	0.1	818	457.0
Loss on disposal of noncurrent assets	27		28		(1)
Loss on valuation of investment securities	-		143		(143)
Loss on sales of stocks of subsidiaries and affiliates	966		-		966
Impairment loss	4		6		(2)
Other	-		2		(2)
Income before income taxes	32,113	22.2	25,500	19.0	6,613	25.9
Income taxes-current	2,028	1.4	2,762	2.1	(734)
Income taxes-deferred	(1,582)	(1.1)	1,069	0.8	(2,651)
Net income	¥31,667	21.9	¥21,669	16.1	¥9,998	46.1

(3) Non-Consolidated Statements of Shareholders' Equity

For the fiscal year ended March 31, 2010

	Yen in millions
	Shareholders' equity
		Capital surplus	Retained earnings
				Other retained earnings
	Capital stock	Legal capital surplus	Legal retained earnings	General reserve	Retained earnings brought forward	Treasury stock	Total shareholders' equity
Balance at the end of previous period	¥66,551	¥70,772	¥721	¥75,650	¥23,113	¥(24,056)	¥212,751

Issuance of new shares							-
Dividends from surplus					(7,661)		(7,661)
Provision of general reserve				12,000	(12,000)		-
Net income					31,667		31,667
Purchase of treasury stock						(11)	(11)
Reversal of revaluation reserve for land							-
Net changes of items other than shareholders' equity
Total changes of items during the period	-	-	-	12,000	12,006	(11)	23,994
Balance at the end of current period	¥66,551	¥70,772	¥721	¥87,650	¥35,119	¥(24,067)	¥236,745

	Yen in millions
	Valuation and translation adjustments
	Valuation difference on available-for-sale securities	Revaluation reserve for land	Total net assets
Balance at the end of previous period	¥288	¥(455)	¥212,584

Issuance of new shares			-
Dividends from surplus			(7,661)
Provision of general reserve			-
Net income			31,667
Purchase of treasury stock			(11)
Reversal of revaluation reserve for land			-
Net changes of items other than shareholders' equity	1,199		1,199
Total changes of items during the period	1,199	-	25,193
Balance at the end of current period	¥1,487	¥(455)	¥237,777

For the fiscal year ended March 31, 2009

	Yen in millions
	Shareholders' equity
		Capital surplus	Retained earnings
				Other retained earnings
	Capital stock	Legal capital surplus	Legal retained earnings	General reserve	Retained earnings brought forward	Treasury stock	Total shareholders' equity
Balance at the end of previous period	¥66,248	¥70,469	¥721	¥63,650	¥22,326	¥(281)	¥223,133

Issuance of new shares	303	303					606
Dividends from surplus					(8,699)		(8,699)
Provision of general reserve				12,000	(12,000)		-
Net income					21,669		21,669
Purchase of treasury stock						(23,775)	(23,775)
Reversal of revaluation reserve for land					(183)		(183)
Net changes of items other than shareholders' equity
Total changes of items during the period	303	303	-	12,000	787	(23,775)	(10,382)
Balance at the end of current period	¥66,551	¥70,772	¥721	¥75,650	¥23,113	¥(24,056)	¥212,751

	Yen in millions
	Valuation and translation adjustments
	Valuation difference on available-for-sale securities	Revaluation reserve for land	Total net assets
Balance at the end of previous period	¥863	¥(639)	¥223,357

Issuance of new shares			606
Dividends from surplus			(8,699)
Provision of general reserve			-
Net income			21,669
Purchase of treasury stock			(23,775)
Reversal of revaluation reserve for land			(183)
Net changes of items other than shareholders' equity	(575)	183	(392)
Total changes of items during the period	(575)	183	(10,773)
Balance at the end of current period	¥288	¥(455)	¥212,584

(4) Notes regarding Going Concern Assumption

Not applicable.

6. Other Information

(1) Changes in Directors and Corporate Auditors

The election, retirement and position changes of directors and corporate auditors are expected to be submitted for, and is subject to, approval at the Company's Ordinary General Meeting of Shareholders scheduled to be held on June 22, 2010.

1. Proposed change in Representative Director

Not applicable

2. Proposed changes in other Members of the Board of Directors and Corporate Auditors

(1) New Members of the Board of Directors

Name	Currently position
Shozo Wakabayashi	Chairman of the Board, Japan Earthquake Reinsurance Co., Ltd
Masakazu Iwakura	Attorney, NISHIMURA& ASAHI

Note: Shozo Wakabayashi and Masakazu Iwakura are expected to be nominated as Outside Directors.

(2) Retiring Member of the Board of Directors

Name	Currently position
Yasunobu Toriyama	Member of the Board, Executive Vice President

Note: Yasunobu Toriyama is expected to be appointed as Executive Consultant.

(3) Change in position

Name	New position	Currently position
Tetsuo Inoue	Member of the Board, Senior Vice President	Member of the Board, Vice President

3. Proposed changes in Corporate Auditors

(1) New Corporate Auditors

Name	Currently position
Chihiro Suematsu	Professor, Graduate School of Economics and Faculty of Economics, Kyoto University
Kiichiro Kobayashi	Professor, Graduate School of Business Administration Keio University

Note: Chihiro Suematsu and Kiichiro Kobayashi will be nominated as Non Full-time and Outside Corporate Auditors.

(2) Retiring Corporate Auditors

Name	Currently position
Shiro Kuniya	Non Full-time and Outside Corporate Auditor
Yoshiro Kitano	Non Full-time and Outside Corporate Auditor

4. Proposed changes in Executive Officers

The appointment and retirement of executive officers are expected to be submitted for, and is subject to, approval at the Company's Board of Directors to be held after the Ordinary General Meeting of Shareholders on June 22, 2010.

(1) New Executive Officers

Name	Currently position
Takeaki Ishii	Senior General Manager, Human Resources Dept.
Takuo Yasui	Senior General Manager, Accounting Dept.
Nobuyuki Machii	Senior General Manager, Nagano Technical Center
Toshinari Sato	Senior General Adviser to COO

(2) Retiring Executive Officers

Name	Currently position
Masahiro Hishida

Vice President,

Member of the Board, First Senior Vice President, Nidec Techno Motor Holdings Corporation, Nidec Shibaura Corporation and Nidec Power Motor Corporation.

Member of the Board, First Senior Vice President, Nidec Servo Corporation.

Takashi Watanuki	Vice President, Senior Vice President, Nidec Servo Corporation.
Tatsuya Nishimoto	Vice President, Member of the Board, First Senior Vice President, Nidec-Shimpo Corporation.
Tadashi Matsumoto	Vice President, Member of the Board, First Senior Vice President, Nidec-Read Corporation.
Genzo Arakawa	Vice President, Senior Vice President, Nidec-Read Corporation.

Note: Each of the Retiring Executive Officers is expected to be appointed as Executive Consultant of Nidec Corporation. These executive officers are expected to retire in order to concentrate on managing the group companies for which they are respectively responsible.

(2) Other information

1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Year ended March 31		Increase or decrease	Three months ended March 31		Increase or decrease
	2010	2009		2010	2009
Net sales	¥587,459	¥610,803	(3.8)%	¥166,325	¥106,725	55.8%
Operating income	78,342	52,015	50.6%	26,505	1,137	2,231.1%
Ratio of operating income to net sales	13.3%	8.5%		15.9%	1.1%
Income from continuing operations before income taxes	75,002	47,270	58.7%	27,229	5,901	361.4%
Ratio of income from continuing operations before income taxes to net sales	12.8%	7.7%		16.4%	5.5%
Net income attributable to Nidec Corporation	51,961	28,353	83.3%	21,858	5,290	313.2%
Ratio of net income attributable to Nidec Corporation to net sales	8.8%	4.6％		13.1%	5.0%
Net income attributable to Nidec Corporation stockholders per share-basic	¥373.04	¥197.42		¥156.92	¥37.67
Net income attributable to Nidec Corporation stockholders per share-diluted	¥373.04	¥194.12		¥156.92	¥37.67

Total assets	¥692,791	¥702,884
Nidec Corporation shareholders’ equity	340,309	297,148
Nidec Corporation shareholders’ equity to total assets	49.1%	42.3%
Nidec Corporation shareholders’ equity per share	¥2,443.16	¥2,133.27

Net cash provided by operating activities	¥90,080	¥66,231
Net cash used in investing activities	(40,514)	(43,373)
Net cash provided by (used in) financing activities	(122,779)	81,874
Cash and cash equivalents at end of period	¥123,309	¥200,966

Note: Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

2) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	141
Number of affiliated companies accounted for under the equity method:	1

3) Change in Scope of Consolidation and Application of Equity Method

Change from March 31, 2009
Number of companies newly consolidated:	12
Number of companies excluded from consolidation:	2
Number of companies newly accounted for by the equity method:	-
Number of companies excluded from accounting by the equity method:	2